SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                    COMPANY DE BEBIDAS DAS AMÉRICAS – AMBEV
                       TAX ID CNPJ/MF: 02.808.708/0001-07
                              NIRE: 35.300.157.770
                           Publicly Traded Corporation

Minutes of the Regular  and  Special  Shareholder’s  Meetings  of  Companhia  de
Bebidas das Américas – AmBev (“Company”), held cumulatively on the 25th of April of 2003, transcribed in summary form:

1.   Date,  hour and  venue:  On the 25th of  April of 2003,  at 3:00 PM  (three
     o’clock PM) in the  Company’s  headquarters,  located at Rua Renato Paes de
     Barros, n° 1.017, 4° floor (part),  suites 41 and 42, of the Corporate Park
     Building, Itaim Bibi, in the City and State of São Paulo.

2.   Call for  Meeting:  Public  Notice  published  in the  “State  of São Paulo
     Register”  on:  the 25th of March  of 2003,  page 24;  the 26th of March of
     2003,  page 30;  and on the 27th of  March  of  2003,  page 77,  and in the newspaper  “Gazeta  Mercantil” – Nationwide  Edition on the 25th,  26th and
     27th of March of 2003, page B-3.

3.   Attendees: Shareholders representing more than 77.41% of the voting capital stock, and shareholders  representing 61.41% of the preferred shares of the
     Company,  as evidenced by the signatures on the “ Shareholder’s  Attendance
     Book”. Also in attendance were the Co-Chairman of the Board of the Company,
     Mr. Victório Carlos De Marchi; the representative of PricewaterhouseCoopers
     Independent Auditors, CRC 2SP000160/O-5, Mr. Paulo Cesar Estevão Netto, CRC
     1RJ 026365/T-6 “T” SP 002331 and the Statutory Audit Counselor, Mr. Ricardo
     Scalzo and the  substitute  members Mr. Ary  Waddington and Jose Fiorita as provided for by law.

4.   Meeting Board: Chairman, Mr. Victorio Carlos De Marchi and Secretaries, Mr.
     Paulo Cezar Aragão and Ms. Luciana Lima da Silva.

5.   Decisions: The shareholders  representing more than 2/3 (two thirds) of the
     Company’s  voting  capital  stock,  that  attended the  meetings,  with the absence of the legally prohibited, decided as follows:

     5.1. To authorize  drawing up the Minutes related to the Annual Regular and
     Special  Shareholder’s  Meetings in form of summary,  and publishing  them, with the omission of the signatures of the  shareholders in attendance,  as provided for in Article 130 and its sections, of Law n. ° 6404/76;

Continuity of the signatures of the Regular and Special  Shareholder's  Meetings
of the Companhia de Bebidas das Américas - AmBev,  held cumulatively on the 25th of April of 20003

     5.2. In the Annual Regular Shareholder’s Meeting:

     (i) to approve,  with no opposing vote,  after review and  discussion,  the annual  report and the  Administration  accounts,  as well as the financial statements  related to the fiscal  year  ended on the 31st of  December  of
     2002,  accompanied by the reports issued by the Audit Board and independent auditors,  timely published, in full, in the “State of São Paulo Register”, on the 25th of February of 2003, and in the newspapers “Gazeta Mercantil” –
     Nationwide Edition and “Valor Econômico”,  on the 24th of February of 2003, and in summary, in the following newspapers: “O Estado de S. Paulo”, “Folha de São Paulo”, “Jornal do Brasil” and “O Globo”, on the 24th of February of
     2003;

     (ii) to ratify,  with no opposing vote,  the  destination of the net profit shown in the approved financial  statements,  changing only the destination of the amount of R$ 853,215,871.87  (eight hundred and fifty three million, two hundred and fifteen  thousand  and eight  hundred and seventy one Reais and  eighty  seven  cents),  originally  accounted  for as a credit  in the account  “Reserve  for  Capital  Increase”,  destinating  such value to the account “Reserve for Investments”  foreseen in the the company’s bylaws, as well as to ratify the  distribution of results approved by the Board of the
     Company in meetings  held (a) on the 26th of September of 2002,  equivalent to R$ 3.9700 per lot of one thousand common shares and R$ 4.3670 per lot of one  thousand  preferred  shares  and (b) on the 6th of  February  of 2003, equivalent to R$ 8.4300 per lot of one thousand common shares and R$ 9.2730 per lot of one  thousand  preferred  shares,  both as  anticipation  of the mandatory minimum dividend,  making sure that such dividends  correspond to
     35.01% of the net income of the year 2002,  adjusted in the form of article
     202, of the Law n.° 6404/76;

     (iii) to ratify, against the vote of ADR shareholders  representing 390,000 common shares,  represented by the local custody Bank, the global amount of the compensation  paid to the Company  administrators  in the year 2002, as consigned in the financial  statements,  and to determine the global amount of monthly compensation to the Company  administrators for the year 2003 in the same amount approved in the Annual Shareholder’s  Meeting held in 2002, restated  according  to the General  Price Index  -IGP-M,  disclosed by the
     Getúlio Vargas Foundation,  being the Board of the Company  responsible for its distribution, as per Article 25, paragraph “f”, of the Company’sbylaws;

     (iv) to determine the  installation of the Statutory Audit Committee of the
     Company for the  current  year of 2003 and  appoint  for the  positions  of regular members of the Statutory Audit Committee, with term of office up to the  Annual  Shareholder’s  Meeting  that  will  decide  on  the  financial statements  of the  business  year  ending  on  December  31st,  2003,  the following gentlemen:

        (1) Antonio Luiz Benevides Xavier, Brazilian, married, economist, bearer of the ID Card  IFP/RJ  n°  04819908-7,  enrolled  in the Tax  Authority
        Enrollment  Number  (CPF/MF) under n°  734,083,797-34,  domiciled in the city and State of Rio de Janeiro; and his respective substitute, Luiz de
        Santa Ritta Matta, Brazilian,  married, Economist, bearer of the ID Card
        n° 7762  Corecon/RJ,  enrolled in the Tax  Authority  Enrollment  Number
        (CPF/MF) under n° 011,961,207-06, domiciled in the city and State of Rio de Janeiro;  appointed and elected, by separate vote, by shareholders of preferred shares representing 9.28% of the capital stock;

        (2) Everardo de Almeida Maciel, Brazilian,  married, geologist bearer of the ID Card SSP/PE n° 620459,  enrolled in the Tax Authority  Enrollment
        Number (CPF/MF) under n° 018,711,614-87, domiciled at SQS 316, Bl F, ap.
        201,  Brasília/DC;  and  his  respective  substitute,   Ricardo  Scalzo,
        Brazilian,  married,  auditor, bearer of the ID Card n.° 2533933 IFP/RJ, enrolled  in the Tax  Authority  Enrollment  Number  (CPF/MF)  under n.°
        370,933,557-49,  domiciled  and  resident  in the city and  State of São
        Paulo;

        (3) Luiz Fernando Mussolini,  Brazilian,  married, accountant, bearer of the ID Card n.° 784948,  enrolled in the Tax Authority Enrollment Number
        (CPF/MF)  under n.°  005,792,548-87,  domiciled in the city and State of
        São  Paulo;  and his  respective  substitute  José  Fiorita,  Brazilian, married,  accountant bearer of the ID Card n.° 1450638,  enrolled in the
        Tax  Authority  Enrollment  Number  (CPF/MF)  under n.°  001,041,598-04, domiciled  and  resident in the city and State of São Paulo;  having the holders and respective  substitutes  indicated in sub paragraphs (2) and
        (3) herein being  appointed and elected by  shareholders  holding common shares  representing  more than 2/3 (two thirds) of the Company’s voting capital stock;

     (v) to  determine  the amount of the  monthly  compensation  of the regular members of the  Statutory  Audit  Committee of the Company,  as per article
     162, §3rd of the Law n.° 6404/76;

     5.3. In the Special Shareholder’s Meeting:

     (i) to verify  the  increase  of the  capital  stock of the  Company  in R$
     77,347,438.25  (seventy  seven  million,  three  hundred  and  forty  seven thousand,  four  hundred and thirty  eight  Reais and twenty  five  cents), increasing  the afore said capital  stock from R$  3,046,243,598.52  (three billion,  forty six  million,  two hundred and forty three  thousand,  five hundred and ninety eight Reais and fifty two cents) to R$  3,123,591,036.77
     (three  billion,  one hundred and twenty  three  million,  five hundred and ninety one thousand, thirty six Reais and seventy seven cents), through the issuance  of  259,007,457  (two  hundred  and  fifty  nine  million,  seven thousand,  four hundred and fifty  seven)  preferred  shares,  without face value, for private subscription,  exclusively to comply with the provisions of the  company’s  Stock  Option  Plan s for the  company’s  Directors  and employees,  as approved by the Special Shareholder’s Meeting of the 14th of
     September  of  2000,  in the  terms  of  article  168,  §3rd of the Law n.°
     6404/76, consigning that the subscribed shares as prescribed in the current item, represent 0.67% of the capital stock of the Company, against the vote of ADR  holding  shareholders,  representing  4,852,800  common  shares and
     abstention  of  holders  of  ADRs   representing   390,000  voting  shares,
     represented   through  the  local  custody  Bank,  and  abstention  of  the
     shareholders   Lumina  Fundo  de   Investimento  em  Ações  (Lumina  Shares
     Investment Fund) Lumina II Fundo de Investimento em Ações (Lumina II Shares
     Investment Fund),  Dynamo Puma Fundo de Investimentos em Ações – CL (Dynamo
     Puma - Shares Investment Fund),  Dynamo Cougar Fundo Mútuo de Investimentos
     em Ações – CL (Dynamo  Cougar  Mutual  Fund of  Investment  in Shares)  and
     Classe A Fundo de Investimentos em Ações (Classe A Shares Investment Fund);

     (ii) to approve the  cancellation  of 342,917,288  (three hundred and forty two million,  nine hundred and seventeen  thousand,  two hundred and eighty eight)  treasury  shares issued by the Company and held in treasury,  being
     60,049,307  (sixty million,  forty nine thousand,  three hundred and seven)
     common  shares and  282,867,981  (two  hundred  eighty two  million,  eight hundred and seventy seven thousand,  nine hundred and eighty one) preferred shares,  without  decreasing the capital stock,  with the abstention of ADR shareholders,  representing 370,000 common shares, represented by the local custody Bank;

     (iii) in light of the determinations decided above, to modify the caput, of
     Article  5 of the  company’s  bylaws  , which  shall  be in force  with the following wording, maintaining unaltered its respective paragraphs, against the vote of ADR holding shareholders, representing 4,872,800 common shares, and the abstention of ADR holding shareholders  representing 370,000 common shares represented by the local custody Bank:

        “Article 5 - The Capital Stock is R$  3,123,591,036.77  (three  billion, one  hundred  and twenty  three  million,  five  hundred  and ninety one thousand  and  thirty six Reais and  seventy  seven  cents),  divided in
        38,536,819,912  (thirty  eight  billion,  five  hundred  and  thirty six million,  eight hundred and nineteen thousand,  nine hundred and twelve)
        shares, being 15,735,853,841  (fifteen billion, seven hundred and thirty five million, eight hundred and fifty three thousand,  eight hundred and forty one) common shares and 22,800,966,071(  twenty two billion,  eight hundred  million,  nine  hundred and sixty six  thousand,  seventy  one)
        preferred shares without face value.”

     (iv) to approve the consolidation  ofcompany’s bylaws, due to the amendment set  forth  herein  before,  that  shall be in force  with the  wording  in
     Attachment  I  hereto,   against  the  vote  of  ADR  holding  shareholders
     representing  4,852,800 common shares represented by the local custody Bank and of the  shareholders  Capital  Guardian  Emerging Markets Equity Master
     Fund, MLC Limited,  Capital  International  Emerging Markets Fund, Emerging
     Markets Trust, Capital Guardian Emerging Markets Equity Fund For Tax-Exempt
     Trusts, and the abstention of ADR holding shareholders representing 370,000 common shares represented by the local custody Bank;

     (v) to authorize  the Company’s  management to take all measures  needed to implement and formalize the decisions approved hereby.

6. Approval and Closing : As there were no further  issues to be discussed,  the present  minutes were drawn up, then read and approved and signed by the members of the Board and by the shareholders representing the majority necessary for the decisions taken in these meetings;

7. Approval and Closing: As there were no further business to be discussed,  the present  minutes  were  drawn  up,  then  read and  approved  and  signed by the attendees  conducting  the  meeting  and by the  shareholders  representing  the majority necessary for the decisions taken in these meetings;

Signatures : Empresa de Administração e Participações S/A – ECAP, represented by
Tatiana  Buzalaf  de  Andrade  e Silva;  Fundação  Antônio  e  Helena  Zerrenner
Instituição  Nacional  de  Beneficência,  represented  by  José  Heitor  Attilio
Gracioso and Roberto Herbster Gusmão;  Braco S/A, represented by Tatiana Buzalaf de Andrade e Silva;  Instituto  AmBev de  Previdência  Privada,  represented  by
Silvio José Morais;  Caixa de Previdência  dos  Funcionários do Banco do Brasil, represented by Edson Magnani; The Bank of New York – ADR Department, represented by Ednéia Tiemi Miyazaki;  Classe A Fundo de Investimentos em Ações, represented by Fernando  José de Oliveira  Pires dos Santos;  Dynamo  Cougar  Fundo Mútuo de
Investimentos em Ações – CL,  represented by Fernando José de Oliveira Pires dos
Santos;  Dynamo  Puma  Fundo  de  Investimentos  de Ações – CL,  represented  by
Fernando  José de Oliveira  Pires dos Santos;  Lumina Fundo de  Investimento  em
Ações,  represented  by Fernando  José de Oliveira  Pires dos Santos;  Lumina II
Fundo de Investimento  em Ações,  represented by Fernando José de Oliveira Pires dos Santos; Capital Guardian Emerging Markets Equity Master Fund, represented by
Cintia Sílvia  Carneiro;  MLC Limited,  represented  by Cintia Sílvia  Carneiro;
Capital  International  Emerging  Markets  Fund,  represented  by Cintia  Sílvia
Carneiro; Emerging Markets Trust, represented by Cintia Sílvia Carneiro; Capital
Guardian  Emerging  Markets  Equity Fund For Tax-Exempt  Trusts,  represented by
Cintia Silvia Carneiro; Marcel Herrmann Telles,  represented by Paulo Cezar C.B.
Chaves de Aragão, Magim Rodriguez Júnior, represented by Paulo Cezar C.B. Chaves de Aragão;  Otto  Georges  Guillaume  Prufer,  represented  by Philippe  Prufer;
Irmgard   Elisabeth   Prufer,   represented   by   Philippe   Prufer;   Philippe
Prufer;Victório  Carlos De Marchi;  José Heitor Attilio  Gracioso;  Jose de Maio
Pereira da Silva; Roberto Herbster Gusmão; Ary Waddington,  José Fiorita;  Paulo
Cezar Castello Branco Chaves de Aragão e Luciana Lima da Silva.

                      São Paulo, the 25th of April of 2003.

                          _____________________________
                            Victorio Carlos De Marchi
                                    Chairman

                         ______________________________
                               Paulo Cezar Aragão
                                    Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.